

11017722

ITES
NGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53062

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/10___ AND ENDING ___12/31/10___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Willow Cove Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4370 La Jolla Vilage Dr., Suite 400
(No. and Street)

San Diego, California 92122
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous   (949) 300-8220
                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN ESKELSON & COMPANY
(Name - if individual, state last, first, middle name)

23974 Aliso Creek Rd., Ste 395, Laguna Niguel, CA 92677
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

State of California
County of San Diego

I, Michael Losse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Willow Cove Investment Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

Subscribed and sworn to (or affirm) before me on this __23__ day of ___February___, __2011__, by

_____, proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statements:

    Statement of Financial Condition 2

    Statement of Operations 3

    Statement of Stockholders' Equity 4

    Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information:

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
    Securities and Exchange Commission 11

Schedule II - Computation for Determination of Reserve Requirements
    Under Rule 15c3-3 of the Securities and Exchange Commission 12

Schedule III - Information Relating to Possession or Control Requirements
    Under Rule 15c3-3 of the Securities and Exchange Commission 13

Schedule IV - Schedule of Changes in Liabilities Subordinated to Claims of Creditors 14

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 15

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation..17



INDEPENDENT AUDITORS' REPORT

The Board of Directors
Willow Cove Investment Group, Inc.

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc. as of December 31, 2010, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Willow Cove Investment Group, Inc. at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Laguna Niguel, CA
February 21, 2011

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Financial Condition
December 31, 2010

ASSETS

Current assets:		
Cash	$	4,819
Deposit with clearing organization		10,018
Securities owned		10,662
Prepaid expenses and other assets		2,873
Total current assets		28,372
Property and equipment, net (Note 2)		-
Goodwill		58,976
Deposits		1,400
Total assets	$	88,748

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	14,464
Total current liabilities		14,464
Commitments (Note 5)		-
Common stock, no par value; 25,000 shares authorized;		
1,000 shares issued and outstanding		100
Additional paid-in capital		399,820
Accumulated deficit		(325,636)
Total stockholders' equity		74,284
Total liabilities and stockholders' equity	$	88,748

See independent auditors' report and accompanying notes to financial statements

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Operations
For the year ended December 31, 2010

Revenues:		
Consulting income	$	41,048
Commissions		13,633
Interest income		12
Net unrealized loss on securities		(18,506)
Total revenues		36,187
Operating expenses:		
Rent		17,953
Clearing charges		7,932
Regulatory and professional		7,154
Compensation and related		3,742
Communications		2,359
Office expense		1,373
Other		1,207
Depreciation		1,239
Total operating expenses		42,959
Income before provision for income taxes		(6,772)
Provision for income taxes (Note 2)		-
Net loss	$	(6,772)

See independent auditors' report and accompanying notes to financial statements

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Stockholders' Equity
For the year ended December 31, 2010

	Common stock Shares outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2009	1,000	$ 100	$ 385,935	$ (318,864)	$ 67,171
Capital contributions	-	-	13,885	-	13,885
Distributions to Parent	-	-		-	-
Net loss	-		-	(6,772)	(6,772)
Balance, December 31, 2010	1,000	$ 100	$ 399,820	$ (325,636)	$ 74,284

See independent auditors' report and accompanying notes to financial statements

4

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Cash Flows
For the year ended December 31, 2010

Cash flows from operating activities		
Net loss	$	(6,772)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		1,239
Securities acquired for services		(22,830)
Unrealized loss on marketable securities, net		18,438
Decrease (increase) in assets		
Deposit with clearing organization		3,299
Prepaid expenses and other assets		805
Deposits		(600)
(Decrease) increase in liabilities		
Accounts payable and accrued expenses		(2,782)
Net cash flows used by operating activities		(9,203)
Cash flows from financing activities		
Capital contributions		13,885
Net cash flows used by financing activities		13,885
Net increase (decrease) in cash		4,682
Cash at beginning of year		137
Cash at end of year	$	4,819
Supplemental disclosure of cah flow information:		
Cash paid for income taxes	$	-

See independent auditors' report and accompanying notes to financial statements

1.   ORGANIZATION

Willow Cove Investment Group, Inc. (the "Company") is a registered broker dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, and (5) private placement of securities. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

Revenue Recognition.

Security transactions and the related commission revenue are recorded on a trade date basis.

Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. The Company has approximately $8,900 of office equipment, which was fully depreciated as of December 31, 2010.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Goodwill.

Goodwill represents the excess purchase price paid by the Parent for 100% of the Company over the fair value of the tangible and intangible assets and liabilities of the Company at August 6, 2001, the date of acquisition. Goodwill is not being amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value test. The Company evaluates the carrying value of goodwill each fiscal year. As part of the evaluation, the Company compares the carrying value of goodwill with its fair value to determine whether there has been impairment. As of December 31, 2010, the Company does not believe any impairment of goodwill has occurred.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** **(Continued)**

Income Taxes.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. The Company is subject to the California minimum franchise tax of $800.

3.   **SECURITIES OWNED**

Securities owned are bought and held principally for the purpose of selling them in the near term and, are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings. December 31, 2010 consisted solely of marketable equity securities.

4.   **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

Assets	Level 1	Level 2	Level 3	Total
Cash	$ -	$ 4,819	$ -	$ 4,819
Deposit with clearing organization	-	-	10,018	10,018
Prepaid expenses and deposits	-	-	4,273	4,273
Securities	10,465	197	-	10,662
Property and equipment	-	-	-	-
Goodwill	-	-	58,976	58,976
Liabilities				-
Accounts payable and accruals	-	-	14,464	14,464
	$ 10,465	$ 5,016	$ 87,731	$ 103,212

5.   COMMITMENTS AND RISKS

Operating Leases

The Company leased office space under a non-cancelable nine month operating lease, which expires during 2011.

Risks

The Company operates in a highly regulated environment. The Company is subject to rules and regulations of federal and state regulatory agencies. Such rules and regulations are subject to change at any time, which may provide additional regulatory and administrative costs to the Company.

Settlement of Securities Transactions

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2010, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts

6.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had a net capital of $8,998 that was $3,998 in excess of the net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2010 was 1.61 to 1.

SUPPLEMENTAL INFORMATION

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2010

Net Capital:				
Total stockholder's equity from statement of financial condition			$	74,284
Deductions:				
Non-allowable assets:				
Securities owned		197		
Prepaid expenses and other assets	$	2,873		
Property and equipment, net (Note 2)		-		
Goodwill		58,976		
Deposits		1,400		63,446
Tentative net capital				10,838
Haircuts on securities				
Options and securities	$	1,770		
Undue concentration		70		
				1,840
Net capital			$	8,998
Total aggregate indebtedness			$	14,464
Minimum net capital required			$	5,000
Net capital deficiency			$	3,998
Ratio of aggregate indebtness to net capital				1.61 to 1
Reconciliation with Company's computation:				
Net capital as reported in Company's Part II-A (unaudited) FOCUS report			$	3,998
Net capital per above			$	3,998

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2010

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule IV
Schedule of Changes in Liabilities Subordinated to Claims of Creditors
as of December 31, 2010

Not Applicable



Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Willow Cove Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Willow Cove Investment Group, Inc. (the Company) for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Laguna Niguel, California
February 21, 2011

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545   WWW.PUBLICCOMPANYCPAS.COM   Fax: (949) 606-0329





Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Willow Cove Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Willow Cove Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Willow Cove Investment Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Willow Cove Investment Group, Inc.'s management is responsible for the Willow Cove Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.



TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
February 21, 2011

WILLOW COVE INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2010

With

INDEPENDENT AUDITORS' REPORT THEREON



TARVARAN, ASKELSON & C MPANY ®

CERTIFIED PUBLIC ACCOUNTANTS